UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):  [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
              [X] Form 10-Q [ ] Form N-SAR

For period ended:  March 31, 2007

[ ] Transition report on Form 10-K
[ ] Transition report on Form 20-F
[ ] Transition report on Form 11-K
[ ] Transition report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the transition period ended: ____________________________________

  Read instruction (on back page) before preparing form. Please print or type.
            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

Part I - Registrant Information

                        ALTERNATIVE ENERGY SOURCES, INC.
                             Full name of registrant

                         310 West 20th Street, 2nd Floor

                      Address of principal executive office

                           Kansas City, Missouri 64108
                            City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be
         [X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Company's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2007 could not be filed within the prescribed time period because the company was unable to compile the necessary financial information required to prepare a timely filing. Thus the Company would be unable to file the periodic report in a timely manner without unreasonable effort or expense. The Company expects to file within the extension period.

The Company filed its quarterly report on Form 10-QSB for the period ended March 31, 2007, on May 16, 2007.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

      John J. Holland           (816)                842-3835
          (Name)             (Area code)         (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]
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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        ALTERNATIVE ENERGY SOURCES, INC.
                 Name of registrant as specified in its charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 16, 2007              By:  /s/ John J. Holland
                                      -------------------
                                      John J. Holland, Chief Financial Officer